NIOGOLD MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Quarter Ended May 31, 2008

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim financial statements of Niogold Mining Corp. (“the Company”) for the quarter ended May 31, 2008 (the "Current Period") and compares the financial results for the Current Period to those of the quarter ended May 31, 2007 (the "Comparative Period"), and the Company's financial condition as at May 31, 2008 to that at August 31, 2007.

The following information, prepared as of July 18, 2008, should be read in conjunction with the May 31, 2008 audited financial statements.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principals. All amounts are expressed in Canadian Dollars.

Historical results of operations, percentage relationships and any trends that may be inferred from the following discussion and analysis are not necessarily indicative of the operating results for any future period.

Business of the Company

The Company is engaged in mineral property exploration in the Province of Quebec.

The Company has assembled a diversified property portfolio that shows potential for gold, diamonds, niobium, and rare earth elements as well as nickel, copper, cobalt and phosphorus.

Discussion of Financial Condition and Results of Operations

Financial Condition

As at May 31, 2008, the Company had $5,335,536 of current assets and $29,346 of current liabilities, resulting in working capital of $5,306,190. This compares to working capital of $8,714,572 as at August 31, 2007. This decline in the Company’s working capital position was primarily the result of exploration expenditures in the current year – see "Mineral Property Expenditures” below.

The Company's mineral properties had a book value for accounting purposes of $9,325,489 at the end of the Current Period, compared to $6,379,369 as at August 31, 2007. There were no write-downs or write- offs of mineral properties during the Current Period or the Comparative Period.

Private Placement Financings

During the Current Period the Company did not conduct any equity financings, nor did it receive any funds from the exercise of share purchase warrants or options.

Results of Operations

The Company incurred a net loss of $315,698 or $0.005 per share in the Current Period after a charge of $16,318 for share-based compensation and an unrealized loss on investments of $43,309. The loss before share-based compensation and unrealized loss on investments was $256,071 or $0.004 per share. These figures compare with a net loss of $377,170 or $0.008 per share in the Comparative Period and $186,272 or $0.004 per share before share-based compensation. There was no unrealized gain on investments in the Comparative Period.

Operations for the Current Period generated no revenue. Expenses for the Current Period consisted primarily of shareholder information, rent, management fees, and other administrative expenses. There were no extraordinary items charged to income

During the Current Period, the Company spent $1,262,268 on mineral property exploration – for additional details see "Mineral Property Expenditures" below. This compares with $627,587 spent on mineral property exploration in the Comparative Period.

Mineral Property Expenditures

Marban, First Canadian, Norlartic and Gold Hawk Properties – $997,995

The Company continued work on the 2008 drilling program with a total of 9,167 metres completed during the Current Period, for a total of 12,069 metres since the program began in January. At the end of the Current Period a total of 34 holes had been completed and 2 holes were in progress.

The 2008 drilling program has been designed to investigate two sectors in the Marban Mine area: the West Extension target and the Wedge Zone. Two drill rigs are in operation with one assigned to each sector. Holes are being drilled at 50-metre spacing in order to provide sufficient data to conduct a first resource estimate on the mineralized zones.

Assay results received in the Current Period for the Marban Mine area show best intervals of 23.4 g/t Au over 1.1 metres, 9.45 g/t Au over 2.3 metres, and 7.45 g/t Au over 1.1 metres.

In order to fully comply with NI 43-101 guidelines, the Company has established a quality assurance and quality control regime to insure the precision and reproducibility of assay results. Standards are inserted every 20 samples, and blank samples are inserted at the beginning and end of the main mineralised z ones.

During the Current Period the Company completed approximately 6 kilometres of line-cutting to facilitate the spotting of future drill holes.

A sample of water from the flooded Marban mine shaft was analyzed and found to contain no metals, minerals or elements considered damaging to the environment. The Company is pumping water from the mine for use in drilling operations.

A National Instrument 43-101 compliant resource estimate is being prepared by Golder Associates of Val- d’Or, Quebec. Resources will be estimated using three cut-off grades: 1.0 g/t, 2.5 g/t and 4.0 g/t Au.

During the Current Period, Technologies EarthMetrix Inc. was contracted to complete a structural study covering the Marban Block, Malartic Hygrade, Camflo West and Héva properties. A first-pass regional study was completed at a scale of 1:20,000 covering all of the properties. A detailed study covering the Marban Block, Malartic Hygrade and Camflo West properties was completed at a scale of 1:5,000. A detailed study of the Héva property at a scale of 1:5,000 remains to be completed.

During the Current Period the 2006 diamond drilling program report on the Marban Block properties was submitted for assessment credits. A report on the 2006 airborne magnetic survey was also submitted for assessment credits.

Camflo West and Malartic Hygrade Project – $243,626

At the end of February drill rods in hole MH-08-005 on the Malartic Hygrade property were stuck at 1,145 metres. During the Current Period the rods were jarred loose, a wedge was installed at 876 metres and drilling continued until the targeted shear zone had been traversed at a depth of 1,267 metres.

The compilation of historic mine, drill hole and geological data relating to the Malartic Hygrade property and neighboring ground was completed in May. Digitization and merging of surface plans was done by Tech2Mine of Val-d’Or, Quebec and delivered to Niogold. The digitization of mine stopes of the Malartic Hygrade mine and Orion No. 8 zone is in progress.

During the Current Period the gravel road connecting the Norlartic and Kierens mine sites to the Malartic Hygrade mine was washed out. A consultant was contracted to obtain permits and to clean out culverts and fill the breached area with gravel.

During the Current Period a mechanical stripping program was commenced on the Camflo West property with two strip zones completed for a total length of approximately 2.8 kilometres. Surveying, detailed mapping and sawed channel sampling was conducted and 261 samples were sent for gold, platinum and multi-element assay analysis. Assay results showed a best interval of 3.32 g/t Au over 1.9 metres, including 5.37 g/t Au over 1.0 metre.

During the Current Period, a consulting firm was contracted to complete a structural study covering the Marban Block, Malartic Hygrade, Camflo West and Héva properties – see “Marban, First Canadian, Norlartic and Gold Hawk Properties” above. A first-pass regional study was completed at a scale of 1:20,000 covering all of the properties. A detailed study covering the Marban Block, Malartic Hygrade and Camflo West properties was also completed at a scale of 1:5,000.

During the Current Period the 2006 diamond drilling program report and a report on the 2006 airborne magnetic survey were submitted for assessment credits. The Company also attended to the filing of claim renewals.

Héva Property – $3,580

On January 31, 2008, the Company entered into an agreement to acquire ten mineral properties covering 339 hectares located in Malartic Township, Quebec, contiguous with the Company’s Héva claims. The Company paid $10,000 and issuing 100,000 common shares upon signing of the agreement and can acquire a 100% interest in the claims by paying a further $10,000 and issuing a further 100,000 common shares on or before the first anniversary of the agreement. The vendor retains a 1.5% net smelter royalty.

During the Current Period, a consulting firm was contracted to complete a structural study covering the Marban Block, Malartic Hygrade, Camflo West and Héva properties – see “Marban, First Canadian, Norlartic and Gold Hawk Properties” above. A first-pass regional study was completed at a scale of 1:20,000 covering all of the properties. A detailed study of the Héva property at a scale of 1:5,000 remains to be completed.

Pump Lake Project – $16,791

During the Current Period the Company resumed trenching and mechanical stripping operations that had been started in the fall. Approximately 1.6 kilometres of trenching was completed. The strip zones and trenches were mapped and channel sampled.

During the Current Period 20 claims designated by Ressources Maxima were added to the property. The property now consists of 329 claims covering an area of 18,117 hectares.

Blondeau-Guillet Project – $125

This property is under option to SearchGold Resources Inc. Under the terms of the option agreement dated June 20, 2006, SearchGold may earn a 70% interest in the Blondeau- Guillet property by paying $50,000 (paid), issuing 750,000 shares (received) and incurring $620,000 in exploration expenditures over 3 years.

Le Tac Project – $nil

There was no exploration activity on this property during the Current Period.

Montviel Carbonatite Project – $150

There was no exploration activity on this property during the Current Period.

Vassan Project – $nil

Under the terms of an option agreement dated September 29, 2006, Alexandria Minerals Corporation acquired a 70% interest in the Vassan Property by issuing 100,000 shares to the Company and incurring $65,000 of exploration expenditures on the property – see “Subsequent Events” below.

There was no exploration activity on this property during the Current Period

Boyvinet Project – $nil

There was no exploration activity on this property during the Current Period.

Property Acquisitions and Dispositions

During the Current Period the Company did not acquire or dispose of any mineral properties – see “Subsequent Events” below.

Other Financial Information

Selected Annual Information

The following table provides selected financial information for each of the three most recently completed financial years.

	August 31, 2007 $	August 31, 2006 $	August 31, 2005 $
Total Revenue	-	-	-
Loss Before Extraordinary Items - Total - Per share (1) (2)	(1,226,831) (0.03)	(834,209) (0.04)	(751,602) (0.06)
Loss - Total - Per share (1) (2)	(1,226,831) (0.03)	(834,209) (0.04)	(751,602) (0.06)
Total Assets	15,467,469	6,310,356	2,746,644
Total Long Term Liabilities	-	-	-
Cash Dividends Declared - Per common share	-	-	-

(1)

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

(2)

Fully diluted loss per share is not presented because the exercise of options and warrants would not be dilutive.

Summary of Quarterly Results

The following table provides selected financial information for the eight most recently-completed fiscal quarters.

	Third Quarter Ended May 31,	Second Quarter Ended Feb 29,	First Quarter Ended Nov 30,	Fourth Quarter Ended Aug 31,	Third Quarter Ended May 31,	Second Quarter Ended Feb 28,	First Quarter Ended Nov 30,	Fourth Quarter Ended Aug 31,
	2008	2008	2007	2007	2007	2007	2006	2006
	$	$	$	$	$	$	$	$
Total
Revenue	-	-	-	-	-	-	-	-
Loss
- Total	315,698	192,793	118,156	339,372	377,170	391,717	118,572	379,792
- Per Share	0.01	0.00	0.00	0.01	0.01	0.01	0.00	0.01

Changes in Accounting Policies

There were no changes to the Company’s accounting policies during the Current Period, nor are there any proposed changes to the Company's accounting policies.

Related Party Transactions

The following table summarizes transactions between the Company and related parties.

	2008 $	2007 $
Transactions During the Quarter
Deferred exploration costs – salary paid or payable to a director and officer of the Company.	108,000	51,000
Consulting fees paid or payable to directors and officers of the Company.	-	36,000
Management fees paid or payable to a company controlled by a director and officer of the Company.	108,000	51,000
Office rent paid to companies controlled by directors of the Company.	4,500	3,000
Balances at end of Quarter
Amount included in prepaid expenses owed to the Company by a director of the Company.	-	2,526

Liquidity and Capital Resources

The Company has met all cash requirements for its operations through funds previously raised through completed equity financings. Future funding needs of the Company will be dependent upon the Company’s continued ability to obtain equity and/or debt financing to continue exploration activities and to otherwise meet its financial obligations as they become due.

At the present time, Management feels that the Company has adequate cash resources to satisfy its exploration activities in the near future.

In the future, a number of factors will affect the Company’s ability to raise additional equity capital, including but not limited to market conditions and the economic prospects of its mineral properties.

Financial Instruments

Effective September 1, 2006, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3855 “Financial Instruments” and Section 3861 “Financial Instruments -- Disclosure and Presentation”. Section 3855 recommends that financial assets and liabilities classified as held for trading be measured at fair value with gains and losses recognized in net income in the periods in which they arise. The Company classifies its investments in marketable securities as held for trading.

The carrying value of cash and cash equivalents, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Subsequent Events

On July 2, 2008, the Company announced that it had signed an option/earn-in agreement with Alexandria Minerals Corporation giving Niogold the right to earn a 50% interest in Alexandria's Siscoe East property in Val- d'Or, Quebec. The Siscoe East property is comprised of 61 claims 100% owned by Alexandria and an additional 37 claims on which Alexandria has earned a 70% interest from Niogold – see “Vassan Project” above. Under the terms of the agreement Niogold can earn a 50% interest in the 61 claims owned by Alexandria by issuing to Alexandria 650,000 common shares in three tranches, and completing an aggregate of $750,000 in exploration expenditures on the property by June 11, 2010. Once these earn-in terms have been completed, Alexandria and Niogold will be deemed to have formed a joint venture to explore and develop the Siscoe East property.

On July 10, 2008, Niogold issued 250,000 common shares to Alexandria.

Outstanding Securities of the Company

Issued and Outstanding Shares

As at May 31, 2008, the Company had 61,542,089 common shares issued and outstanding. As at July 18, 2008, the effective date of this MD&A, the Company had 61,792,089 common shares issued and outstanding.

Outstanding Warrants

As at April 16, 2008, the effective date of this MD&A, the following common share purchase warrants were outstanding.

Exercise Price and Expiry Date	Number
$0.70 until October 17, 2008	1,644,871
$0.70 until October 24, 2008	9,263,535
$0.70 until December 27, 2008	118,611
11,027,017

Outstanding Director and Employee Options

On April 1, 2008, the Company granted 125,000 incentive stock options to a consultant, exercisable at a price of $0.20 per share for a period of five years.

As at July 18, 2008, the effective date of this MD&A, the following director and employee options were outstanding.

Exercise Price and Expiry Date	Number
$0.30 until October 31, 2008	300,000
$0.30 until February 21, 2010	400,000
$0.30 until April 25, 2010	125,000
$0.30 until February 17, 2011	300,000
$0.30 until March 14, 2011	225,000
$0.31 until May 19, 2011	160,000
$0.28 until December 12, 2011	430,000
$0.35 until January 17, 2012	175,000
$0.47 until February 6, 2012	100,000
$0.38 until February 19, 2012	250,000
$0.41 until May 3, 2012	20,000
$0.364 until May 18, 2012	200,000
$0.435 until August 8, 2012	720,000
$0.22 until January 23, 2013	50,000
$0.25 until February 20, 2013	100,000
$0.20 until April 1, 2013	125,000
3,680,000

Outstanding Agent’s Compensation Options

As at July 18, 2008, the effective date of this MD&A, there were 1,752,300 agent’s compensation options outstanding, exercisable at $0.45 per share until October 24, 2008.

Risk and Uncertainty

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The recoverability of amounts shown for mineral properties may be affected by changing economic, regulatory and political variables. Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Forward-Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially differ from any future results, performance or achievements expressed or implied by such forward- looking statements. Readers are cautioned not to place undue reliance upon such forward-looking statements.

Disclosure Controls and Procedures

Management has implemented a system of disclosure controls and procedures that provides a reasonable level of assurance that information required to be disclosed by the Company on a continuous basis and in annual and interim fillings or other reports is recorded, processed, summarized and reported on a timely basis as required.

Management is also responsible for the design, implementation and maintenance of the Company’s system of internal controls over financial reporting. This system is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and its system of internal controls over financial reporting as at the end of the Current Period and has concluded that these systems are sufficient to provide reasonable assurance that the Company’s disclosures are in compliance with securities regulations.

The small size of the Company and limited number of staff preclude comprehensive segregation of incompatible functions within the accounting department, however, management believes that the resulting control weaknesses are compensated for by the provision of adequate levels of supervision and review by senior executives.

While management believes the Company’s disclosure controls and procedures and system of internal controls over financial reporting are generally effective, they do not expect that these systems will prevent or detect all material errors or fraud.

Additional Information

Additional information related to the Company is available from SEDAR at www.sedar.com.